                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            North Coast Energy, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


            Common Stock (Ordinary Shares), par value $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   658649 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael D. Wortley, Esq.
                             Vinson & Elkins L.L.P.
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2975
                                 (214) 220-7700
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
------------------------------                           -----------------------
 CUSIP NO.    658649 10 8                                 PAGE  2  OF  7  PAGES
           ------------------                                  ---    ---
------------------------------                           -----------------------
--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Range Resources Corp., formerly known as Lomak Petroleum, Inc.
                  EIN:  34-1312571
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b)  :
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

                  N/A - Sale of Securities
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ..............
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------- -----------------------------------------------------------------------
                    7    SOLE VOTING POWER
      NUMBER OF
       SHARES                     759,675
    BENEFICIALLY  -------- -----------------------------------------------------
      OWNED BY      8    SHARED VOTING POWER
        EACH
      REPORTING                   -0-
       PERSON     -------- -----------------------------------------------------
        WITH        9    SOLE DISPOSITIVE POWER

                                  759,675
                  -------- -----------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                  -0-
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  759,675
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

                                                                  ..............
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.6%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
-------- -----------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
------------------------------                           -----------------------
 CUSIP NO.    658649 10 8                                 PAGE  3  OF  7  PAGES
           ------------------                                  ---    ---
------------------------------                           -----------------------

         This Amendment No. 1 to Schedule 13D is being filed by Range Resources Corporation ("Seller") to amend Items 1, 7, 9, 11 and 13 of the cover page and Items 1, 2, 4(a), 5(a) and 5(b) of the original Schedule 13D dated August 28, 1996. Items 3, 4(b), 5(c), 5(d), 5(e), 6 and 7 of the original Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the original Schedule 13D shall have the meanings assigned to such terms in the original Schedule 13D.

ITEM 1. SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of North Coast Energy, Inc., a Delaware corporation ("North Coast"). The principal executive officers of North Coast are located at 5311 Northfield Road, Suite 320, Cleveland, Ohio 44146-1135.

ITEM 2.  IDENTITY AND BACKGROUND

         The information set forth below is given with respect to Range Resources Corporation, a Delaware corporation ("Range"), the reporting person of this statement, and each director and executive officer of Range. Column (a) indicates the name of each person; column (b) indicates the business address of each person; column (c) indicates each person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or its principal business, as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; and column (f) indicates the citizenship of such person, if applicable.


---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
           (a)                    (b)                                     (c)                          (d)    (e)        (f)
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Range Resources        500 Throckmorton Street    Range is engaged in the oil and bas business.        No    No     Delaware
Corporation            Suite 1900                                                                                   Corporation
                       Fort Worth, TX 76102
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Thomas J. Edelman      500 Throckmorton Street    Thomas J. Edelman holds the office of Chairman and   No    No     United States
                       Suite 1900                 is Chairman of the Board of Directors. Mr. Edelman
                       Fort Worth, TX 76102       joined Range in 1988 and served as its Chief
                                                  Executive Officer until 1992. Since 1981, Mr.
                                                  Edelman has been a director and President of Snyder
                                                  Oil Corporation ("SOCO"). In 1996, Mr. Edelman was
                                                  appointed Chairman and Chief Executive Officer of
                                                  Patina Oil and Gas Corporation, an affiliate of
                                                  SOCO. Prior to 1981, Mr. Edelman was a Vice
                                                  President of the First Boston Corporation. From
                                                  1975 through 1980, Mr. Edelman was with Lehman
                                                  Brother Kuhn Loeb Incorporated. Mr. Edelman
                                                  received his Bachelor of Arts Degree from Princeton
                                                  University and his Masters Degree in Finance from
                                                  Harvard University's Graduate School of Business
                                                  Administration. Mr. Edelman is also a director of
                                                  Petroleum Heat & Power Co., Inc., a Connecticut
                                                  based fuel oil distributor, Star Gas Corporation, a
                                                  private company which distributes propane gas, and
                                                  Command Petroleum Limited, an
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
------------------------------                           -----------------------
 CUSIP NO.    658649 10 8                                 PAGE  4  OF  7  PAGES
           ------------------                                  ---    ---
------------------------------                           -----------------------

---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
                                                  international exploration and production company
                                                  affiliated with SOCO.
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
John H. Pinkerton      500 Throckmorton Street    John H. Pinkerton, President, Chief Executive        No    No     United States
                       Suite 1900                 Officer and a Director, joined Range in 1988. He
                       Fort Worth, TX 76102       was appointed President in 1990 and Chief Executive
                                                  Officer in 1992. Previously, Mr. Pinkerton was
                                                  Senior Vice President - Acquisitions of SOCO. Prior
                                                  to joining SOCO in 1980, Mr. Pinkerton was with
                                                  Arthur Andersen & Co. Mr. Pinkerton received his
                                                  Bachelor of Arts Degree in Business Administration
                                                  from Texas Christian University and his Master of
                                                  Arts Degree in Business Administration from The
                                                  University of Texas.

---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Robert E. Aikman       500 Throckmorton Street    Robert E. Aikman, a Director, joined Range in 1990.  No    No     United States
                       Suite 1900                 Mr. Aikman has more than 40 years experience in
                       Fort Worth, TX 76102       petroleum and natural gas exploration and
                                                  production through the United States and Canada.
                                                  From 1984 to 1994, he was Chairman of the Board of
                                                  Energy Resources Corporation. From 1979 through
                                                  1984, he was the President and principal
                                                  shareholder of Aikman Petroleum, Inc. From 1971 to
                                                  1977, he was President of Dorchester Exploration
                                                  Inc., and from 1971 to 1980, he was a Director and
                                                  Member of the Executive Committee of Dorchester Gas
                                                  Corporation. Mr. Aikman is also Chairman of the
                                                  Provident Trade Company, President of EROG, Inc.,
                                                  and President of The Hawthorne Company, an entity
                                                  which organizes joint ventures and provides
                                                  advisory services for the acquisition of oil and
                                                  gas properties, including the financial
                                                  restructuring, reorganization and sale of
                                                  companies. He was President of Enertec Corporation
                                                  which was reorganized under Chapter 11 of the
                                                  Bankruptcy Code in December 1994. In addition, Mr.
                                                  Aikman is a director of the Panhandle Producers and
                                                  Royalty Owners Association and a member of the
                                                  independent Petroleum Association of America, The
                                                  Texas Independent Producers and Royalty Owners
                                                  Association and American Association of Petroleum
                                                  Landmen. Mr. Aikman graduated from the University
                                                  of Oklahoma in 1952.

---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Allen Finkelson        500 Throckmorton Street    Allen Finkelson was appointed a Director in January  No    No     United States
                       Suite 1900                 1994. Mr. Finkelson has been a partner at Cravath,
                       Fort Worth, TX 76102       Swaine & Moore since 1977, with the exception of
                                                  the period from September 1983 through August 1985,
                                                  when he was a managing director of Lehman Brothers
                                                  Kuhn Loeb Incorporated. Mr. Finkelson was first
                                                  employed by Cravath, Swaine & Moore as an associate
                                                  in 1971. Mr. Finkelson received his Bachelor of
                                                  Arts Degree from St. Lawrence University and his
                                                  Doctor of Laws Degree from Columbia University
                                                  School of Law.

---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Anthony V. Dub         500 Throckmorton Street    Anthony V. Dub was elected to serve as a director    No    No     United States
                       Suite 1900                 of Range in 1995. Mr. Dub is Managing Director,
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
------------------------------                           -----------------------
 CUSIP NO.    658649 10 8                                 PAGE  5  OF  7  PAGES
           ------------------                                  ---    ---
------------------------------                           -----------------------

---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
                       Fort Worth, TX 76102       Senior Advisor of CS First Boston, an international
                                                  investment banking firm with headquarters in New
                                                  York City. Mr. Dub joined CS First Boston in 1971
                                                  and was named a Managing Director in 1981. Mr. Dub
                                                  received his Bachelor of Arts Degree from Princeton
                                                  University in 1971.
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Ben A. Guill           500 Throckmorton Street    Ben A. Guill was elected to serve as a director of   No    No     United States
                       Suite 1900                 Range in 1995. Mr. Guill is Partner and Managing
                       Fort Worth, TX 76102       Director of Simmons & Company International, an
                                                  investment banking firm located in Houston, Texas
                                                  focused exclusively on the oil service and
                                                  equipment industry. Mr. Guill has been with Simmons
                                                  & Company since 1980. Prior to joining Simmons &
                                                  Company, Mr. Guill was with Blyth Eastman Dillon &
                                                  Company from 1978 to 1980. Mr. Guill received his
                                                  Bachelor of Arts Degree from Princeton University
                                                  and his Masters Degree in Finance from the Wharton
                                                  Graduate School of Business at the University of
                                                  Pennsylvania.
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Jonathan S. Linker     500 Throckmorton Street    Jonathan S. Linker has served as a Director of the   No    No     United States
                       Suite 1900                 Company since August 1998. Mr. Linker has been a
                       Fort Worth, TX 76102       Managing director of First Reserve since 1996, the
                                                  President and a director of IDC Energy Corporation
                                                  since 1987, and a Vice president and Director of
                                                  Sunset Production Corporation since 1991. Mr.
                                                  Linker earned a Bachelor of Arts degree in Geology
                                                  from Amherst College, a Master of Arts degree in
                                                  Geology from Harvard University and a Master of
                                                  Business Administration degree from the Harvard
                                                  Business School.
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Eddie M. LeBlanc III   500 Throckmorton Street    Eddie M. LeBlanc III, Senior Vice President and      No    No     United States
                       Suite 1900                 Chief Financial Officer joined the Company in
                       Fort Worth, TX 76102       January 2000. Previously Mr. LeBlanc was a founder
                                                  of Interstate Natural Gas Company, which merged
                                                  into Coho Energy in 1994. At Coho Energy Mr.
                                                  LeBlanc served as Senior Vice president and Chief
                                                  Financial Officer. Mr. LeBlanc's twenty-five years
                                                  of experience include assignments in the oil and
                                                  gas subsidiaries of Celeron Corporation and
                                                  Goodyear Tire and Rubber. Prior to his industry
                                                  experience, Mr. LeBlanc was with a national
                                                  accounting firm, he is a certified public
                                                  accountant, a chartered financial analyst, and
                                                  holds a Bachelor's degree from University of
                                                  Southwest Louisiana.
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Herbert A. Newhouse    500 Throckmorton Street    Herbert A. Newhouse, Senior Vice President - Gulf    No    No     United States
                       Suite 1900                 Coast, joined the Company in 1998. Prior to joining
                       Fort Worth, TX 76102       Range, Mr. Newhouse served as Executive Vice
                                                  president of Dormain Energy Corporation. he was a
                                                  former Vice President of Tenneco Ventures
                                                  Corporation. Mr. Newhouse was an employee of
                                                  Tenneco for over 17 years and has 30 years of
                                                  operational and managerial experience in oil and
                                                  gas exploration and production. Mr. Newhouse
                                                  received his Bachelor's degree in Chemical
                                                  Engineering from Ohio State University.
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
------------------------------                           -----------------------
 CUSIP NO.    658649 10 8                                 PAGE  6  OF  7  PAGES
           ------------------                                  ---    ---
------------------------------                           -----------------------

---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Chad L. Stephens       500 Throckmorton Street    Chad L. Stephens, Vice President, Midcontinent       No    No     United States
                       Suite 1900                 Region, joined Range in 1990. Previously, Mr.
                       Fort Worth, TX 76102       Stephens was a landman with Duer Wagner & Co., an
                                                  independent oil and gas producer, since 1988. Prior
                                                  thereto, Mr. Stephens was an independent oil
                                                  operator in Midland, Texas for four years. From
                                                  1979 to 1984, Mr. Stephens was a landman for Cities
                                                  Service Company and HNG Oil Company. Mr. Stephens
                                                  received his Bachelor of Arts Degree in Finance and
                                                  Land Management from The University of Texas.
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------
Rodney L. Waller       500 Throckmorton Street    Rodney L. Waller, Senior Vice President and          No    No     United States
                       Suite 1900                 Corporate Secretary joined Range in September of
                       Fort Worth, TX 76102       1999. Previously, Mr. Waller had been with Snyder
                                                  Oil Company, now Santa Fe Snyder, since 1977, where
                                                  he served as a senior vice president. Before
                                                  joining Snyder, Mr. Waller was employed by Arthur
                                                  Andersen. Mr. Waller received his Bachelor of Arts
                                                  degree from Harding University, and holds a
                                                  certified public accountant designation.
---------------------- -------------------------- ---------------------------------------------------- ----- ------ ---------------

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4(a) is hereby amended and supplemented by adding the following paragraph at the end of Item 4(a):

         To provide cash for general corporate purposes

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Items 5(a) and (b) are hereby amended by deleting the first paragraph thereof and substituting therefor the following paragraph:

         The Purchaser is the record and beneficial owner of 759,675 shares of Common Stock, which represents approximately 13.6% of the Company's outstanding Common Stock.

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
------------------------------                           -----------------------
 CUSIP NO.    658649 10 8                                 PAGE  7  OF  7  PAGES
           ------------------                                  ---    ---
------------------------------                           -----------------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated March __, 2000                           RANGE RESOURCES CORPORATION


                                               By    /s/ EDDIE M. LEBLANC
                                                 ------------------------------
                                                     Eddie M. LeBlanc
                                                     Senior Vice President and
                                                     Chief Financial Officer